EXHIBIT 99.1

Blue Hat Announces Receipt of Nasdaq Notification Regarding Minimum Bid Price Deficiency

Xiamen, China – September 11, 2024: Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), today announced that on September 6, 2024, it has received a notification letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement from July 25, 2024 through September 5, 2024, as set forth in Nasdaq Listing Rules 5550(a)(2), which require that the closing bid price for the Company’s ordinary shares listed on Nasdaq be maintained at a minimum of US$1.00 and failure to meet it for 30 consecutive business days constitutes a compliance deficiency.

The notification has no immediate effect on the listing of the Company’s ordinary shares on Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of notification, or until March 5, 2025 (the “Compliance Period”), to regain compliance with the minimum bid price requirement, during which time the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market. If at any time before the end of the Compliance Period , the bid price of the Company’s ordinary shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price requirement. In the event the Company does not regain compliance by end of the Compliance Period , the Company may be eligible for additional time to regain compliance, if the company provide written notice of its intention to cure the deficiency during the second compliance period and is in compliance with the continued listing requirement for market value of publicly held shares and the initial listing standards for other criteria for the Nasdaq Capital Market, with the exception of the bid price requirement. If it appears to the staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting, the Company may appear such determination to a hearing panel. In addition, if during any compliance period specified in the Nasdaq Listing Rule 5810(c)(3)(A), the Company’s ordinary shares have a closing bid price of $0.10 or less for ten consecutive trading days, Nasdaq will issue a Staff Delisting Determination under Rule 5810 with respect to the ordinary shares.

The Company intends to monitor the closing bid price of its ordinary shares during the Compliance Period. In the event the Company is not eligible for additional time to regain compliance with the Nasdaq requirements at the end of the Compliance Period, the Company’s Board of Directors will consider options that may be available to achieve compliance.

About Blue Hat

Blue Hat was formerly a provider of communication services and IDC business, as well as a producer, developer, and operator of AR interactive entertainment games, toys, and educational materials in China. Leveraging years of technological accumulation and unique patented technology, Blue Hat is expanding its business to commodity trading, aiming to become a leading intelligent commodity trader worldwide. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com. The Company routinely provides important information on its website.

Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company’s SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Blue Hat Interactive Entertainment Technology
Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net